Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Announces the Promotion of Hilik Itman to Chief Operating Officer

TEL AVIV, Israel – January 7, 2020 − RADCOM Ltd. (Nasdaq: RDCM) announced today that Mr. Hilik Itman, previously Vice President of R&D, has been promoted to Chief Operating Officer, effective immediately. Hilik will assume overall responsibility for the execution of our product strategy, and customer implementations by leading our Customer Success, Q&A, R&D, and Professional Services teams.

“I would like to congratulate Hilik on this promotion and look forward to working with him side by side as he steps into this important role in the Company,” said Eyal Harari, RADCOM’s CEO. “With over 20 years’ experience in the telecom industry, Hilik has a proven record as a technology leader and is uniquely qualified to drive our 5G product development, with an emphasis on quality assurance, product excellence, and customer satisfaction. I have tremendous confidence in Hilik’s ability to execute on our exciting product strategy, leveraging our market leadership in cloud-native assurance to support our customers' developing needs as they roll out their 5G services.”

Hilik joined RADCOM in 1997, where he served in several key roles in R&D before being appointed as Vice President of Research and Development in 2014. Since 2014, Hilik has led the development team during the company’s transition from hardware-based to fully virtualized, containerized products for the migration to 5G.

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For all investor enquiries, please contact:

Investor Relations:
Miri Segal
MS-IR LLC
+1-917-607-8654
msegal@ms-ir.com

Company Contact:

Amir Hai

Chief Financial Officer

+972-77-774-5011

amir.hai@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in cloud-native, container-based network intelligence solutions for telecom operators transitioning to NFV and 5G. Powered by RADCOM’s patented I.C.O.N technology, the RADCOM Network Intelligence suite delivers Intelligent, Container-based, On-demand, Network Analysis from the RAN to the Core for 5G assurance, utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. Utilizing cutting edge technology such as AI and machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as "expect," "believe," “will,” “plan,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses the anticipated rollout of 5G or the Company’s activities in connection with such roll-out, it is using forward-looking statements. Such statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.